United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
September 2005
Valley of the Rio Doce Company
(Translation of Registrant’s name into English)
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Press Release
Signature Page

CVRD proposes additional dividend of US$ 300 million for 2005
Rio de Janeiro, September 23, 2005 – Companhia Vale do Rio Doce (CVRD) informs that on October 14, 2005 its Executive Committee will submit a proposal to the Company’s Board of Directors to distribute the second tranche – US$ 500 million, equal to US$ 0.434 per common or preferred share - of the US$ 1 billion minimum dividend to shareholders for 2005 announced on January 31, 2005. In addition to the minimum dividend, it will be proposed the distribution to shareholders of US$ 300 million, equivalent to US$ 0.261 per common or preferred share, as part of the total dividend for 2005.
If the proposals are approved by the Board of Directors, a US$ 800 million – US$ 0.695 per share - payment will be made to shareholders on October 31.
The amount of US$ 0.695 per share will be converted to Brazilian reais (BRL) in accordance to the BRL/USD exchange rate for the sale of USD (Ptax - option 5 code) to be informed by the Central Bank of Brazil on October 13, 2005.
The proposed additional dividend of US$ 300 million is derived from the Company’s cash flow performance during 2005. It is consistent with the maintenance of prudent levels of financial leverage and the optimization of CVRD’s financial management.
The proposed total dividend distribution, of US$ 1.3 billion, will represent an increase of 65% over the distribution made in 2004 and implies an annual average growth rate of 39% since 2002.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br +55-21-3814-4053
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: September 26, 2005	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations